Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-273515

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 31, 2023)

NaaS Technology Inc.

Class A Ordinary Shares

Preferred Shares

Warrants

Subscription Rights

Units

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 31, 2023 (we refer to such prospectus, as supplemented or amended from time to time, as the “Prospectus”), which forms a part of our Registration Statement on Form F-3 (Registration No. 333-273515), as amended and supplemented, including by Pre-Effective Amendment No. 1 thereto (Registration Statement No. 333-273515) filed with the Securities and Exchange Commission on August 31, 2023.

The Prospectus relates to (i) the offer and sale from time to time by us of up to US$200,000,000, or its equivalent in any other currency, currency units, or composite currency or currencies, of our Class A ordinary shares, par value US$0.01 per share, including in the form of American depositary shares, or ADSs, preferred shares, warrants to purchase Class A ordinary shares and preferred shares, subscription rights and a combination of such securities, separately or as units, in one or more offerings, and (ii) the sale or other distribution from time to time by a certain selling shareholder described in the Prospectus of up to an aggregate of 1,647,547,772 Class A ordinary shares. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Prospectus.

This prospectus supplement is provided solely to update information in the “Selling Shareholder” section of the Prospectus to reflect the transfer of 204,813,949 of our Class B ordinary shares and 1,152,190,983 of our Class C ordinary shares held by Newlinks Technology Limited, as the selling shareholder originally identified in the Prospectus, to Newlink Envision Limited, a wholly-owned subsidiary of Newlinks Technology Limited, in exchange for 10,000 ordinary share issued by Newlink Envision Limited pursuant to a share exchange agreement dated December 21, 2023.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs, each representing 200 Class A ordinary shares, are listed on the Nasdaq Stock Market under the ticker symbol “NAAS.” On June 17, 2024, the closing price of the ADSs on Nasdaq was US$5.53 per ADS.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 18, 2024.

SELLING SHAREHOLDERS

This prospectus covers the offer, sale, lending, distribution or other disposal from time to time by the selling shareholders identified in the table herein and/or their affiliates of up to an aggregate of 1,647,547,772 Class A ordinary shares, in the form of ADSs or otherwise, held by, or convertible from the Class B ordinary shares and Class C ordinary shares held by, the selling shareholders, pursuant to this prospectus and the applicable prospectus supplement, if any.

We have no assurance that the selling shareholders will offer, sell, lend, distribute, transfer or otherwise dispose of any of the securities registered hereunder. The selling shareholders may sell, transfer or otherwise dispose of such securities to or through underwriters, dealers or agents or directly to purchasers or otherwise. See “Plan of Distribution.” The selling shareholders may also sell, transfer or otherwise dispose of some or all such securities in transactions exempt from the registration requirements of the Securities Act. Accordingly, we cannot estimate the number of Class A ordinary shares, in the form of ADSs or otherwise, that the selling shareholders will sell, transfer or otherwise dispose of under this prospectus.

The table below provides information about the ownership of the selling shareholders of our shares and the maximum number of Class A ordinary shares that may be sold from time to time by the selling shareholders hereunder. The selling shareholders may sell or otherwise dispose of less than all of the shares listed in the table below.

The information in the following table and the related notes is based on information filed with the SEC or supplied to us by the selling shareholders. We have not sought to verify such information. Information about the selling shareholders may change over time. Any changed or new information given to us by the selling shareholders will be set forth in supplements to this prospectus, the accompanying prospectus or amendments to the registration statement, if and when necessary.

The calculations of percentage of ownership and voting power in the shareholder table below are based on 2,578,845,893 ordinary shares issued and outstanding as of March 31, 2024, comprising (i) 971,298,121 Class A ordinary shares, excluding Class A ordinary shares issued to JPMorgan Chase Bank, N.A., the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, (ii) 242,662,399 Class B ordinary shares, and (iii) 1,364,885,373 Class C ordinary shares.

Selling Shareholders:	Class A Ordinary Shares†	Class B Ordinary Shares†	Class C Ordinary Shares†	Percent Ownership††	Percent Voting Power†††	Percent Voting Power (Upon Full Distribution by NewLink)††††	Shares Registered Pursuant to this Registration Statement (Maximum Number of Shares That May Be Sold)
Newlinks Technology Limited (1)	—	37,848,450	212,694,390	9.72%	13.12%	12.81%	290,542,840
Newlink Envision Limited (2)	—	204,813,949	1,152,190,983	52.62%	71.03%	69.35%	1,357,004,932

†	Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

††	A total of 2,578,845,893 ordinary shares are outstanding as of March 31, 2024.

†††	Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. NewLink and Newlink Envision Limited, a wholly-owned subsidiary of NewLink, directly hold Class B ordinary shares and Class C ordinary shares, with the voting power of all Class B ordinary shares controlled by Mr. Dai and the voting power of Class C ordinary shares controlled by shareholders of NewLink other than Mr. Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in NewLink. This column sets out the voting power percentages on the foregoing basis, prior to NewLink’s distribution of any Class B ordinary shares or Class C ordinary shares to its own shareholders.

††††	Class B ordinary shares and Class C ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares or Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares or Class C ordinary shares through voting proxy or otherwise to any person that is not Mr. Dai or his affiliates (Newlinks Technology Limited being deemed not to be his affiliate for this purpose only). Therefore, all Class B ordinary shares distributed by NewLink to Mr. Dai or his affiliates will remain Class B ordinary shares, and all Class C ordinary shares distributed by NewLink to its own shareholders (other than Mr. Dai and his affiliates) will be automatically converted into Class A ordinary shares. This column sets out the voting power percentages assuming full distribution by NewLink of Class B ordinary shares to Mr. Dai or his affiliates and of Class C ordinary shares to its own shareholders (other than Mr. Dai and his affiliates). Whether and to what extent to conduct such distribution would be a corporate decision by NewLink that requires approval by the board of directors and/or shareholders of NewLink, as applicable.

(1)	Directors and executive officers of Newlink beneficially owning more than 1% of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5% of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P.) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(2)	Newlink Envision Limited is a wholly-owned subsidiary of Newlink. Zhen Dai is the sole director and executive officer of Newlink Envision Limited. The registered address of Newlink Envision Limited is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.